KW 3/9

13013972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSEElaus & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Deforest Avenue, Suite 304
(No. and Street)

Summit, NJ 07901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karolina Pajdak 908 273 3011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

25 Deforest Avenue, Suite 101, Summit, NJ 07901
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

R. SEELAUS & CO., INC. & SUBSIDIARY

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-31475

FOR THE YEAR ENDED
DECEMBER 31, 2012

(With Independent Auditors' Report)

R. SEELAUS & CO., INC. & SUBSIDIARY

TABLE OF CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351

www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
R. Seelaus & Co., Inc. & Subsidiary
Summit, New Jersey

Report on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of R. Seelaus & Co., Inc. & Subsidiary (the Company) as of December 31, 2012, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the

auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. & Subsidiary as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Crane, Tonelli, Rosenberg & Co., LLP
Summit, New Jersey
February 28, 2013

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 69,906
Receivables from clearing organizations	621,958
Securities owned, at fair value	7,515,952
Secured demand notes	290,000
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization	163,112
Other assets	365,642
	$9,026,571

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables to clearing organizations	$4,664,195
Securities sold, not yet purchased, at fair value	133,635
Accounts payable, accrued expenses and other liabilities	1,565,566
	6,363,396
Commitments, contingencies and guarantees:	
Subordinated borrowings	290,000
Stockholders' equity:	
Common stock, no par value; 1,000,000 shares authorized, 167,404 shares issued and outstanding, stated at $2.31 per share	386,703
Additional paid-in capital	142,790
Retained earnings	1,843,681
Total stockholders' equity	2,373,175
	$9,026,571

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ 7,762,444
Trading revenue	4,489,296
Interest and dividends	393,546
Investment advisory fees	318,596
Annuity income	171,387
Insurance income	38,921
Syndicate Income	14,098
Other income	88,155
Total revenues	13,276,443
Expenses:	
Employee compensation and benefits	9,827,465
Bloomberg service	656,785
Payroll taxes	436,609
Non-broker clearance charges	440,008
Stock exchange fees	296,471
Occupancy and equipment	288,158
Regulatory assessments	100,947
Communications and data processing	122,950
Interest	104,582
Consulting	66,200
Depreciation	32,617
Promotion	9,411
Other operating expenses	484,019
Total expenses	12,866,223
Income before income taxes	410,220
Provision for income taxes	4,461
Net income	$ 405,759

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Shares	Stock Amount	Total Stockholders' Equity
Balance at January 1, 2012	152,865	$353,118		$1,631,955	1,737	($44,766)	$1,940,307
Issuance of common stock	14,539	33,585	162,835				196,420
Treasury stock sold			(20,045)		(1,737)	44,766	24,721
Net income				405,759			405,759
Distributions				(194,033)			(194,033)
Balance at December 31, 2012	167,404	$386,703	$142,790	$1,843,681	-	$ -	$2,373,175

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2012

Subordinated borrowings at January 1, 2012	$290,000
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2012	$290,000

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net income	$ 405,759
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	32,617
(Increase) decrease in operating assets:	
Receivables from clearing organization	(199,089)
Receivables from shareholders and employees	20,063
Securities owned	(2,152,083)
Other assets	(87,629)
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	(339,052)
Payables to clearing organization	2,258,492
Securities sold not yet purchased	(83,559)
Total adjustments	(550,240)
Net cash (used in) operating activities	(144,481)
Cash flows from investing activities:	
Purchase of furniture, equipment, and leasehold improvements	(55,100)
Net cash (used in) investing activities	(55,100)
Cash flows from financing activities:	
Proceeds from issuance of common stock from treasury	24,721
Proceeds from issuance of common stock	196,420
Payments on note payable	(20,063)
Distributions to shareholders	(194,033)
Net cash provided by financing activities	7,045
Net decrease in cash	(192,536)
Cash at beginning of the year	262,442
Cash at end of the year	$ 69,906
Supplemental cash flows disclosures:	
Cash paid during the year for:	
Interest	$ 105,053
Income taxes	$ 3,861

See accompanying notes to consolidated financial statements

SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012

Note 1: Organization and Nature of Business

R. Seelaus & Co. (the Company) organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company's customers are located throughout the United States, with offices in Summit, New Jersey and Boston, Massachusetts.

These financial statements were approved by management and available for issuance on February 28, 2013. Subsequent events have been evaluated through this date.

Note 2: Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned immaterial subsidiary. Intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. All investments as of December 31, 2012 are held at an outside location by a clearing organization.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012

Note 2: Summary of Significant Accounting Policies (Continued)

Traded securities consist principally of municipal and government obligations in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

The Company elected S corporation status effective since January 1, 2003 (see Note 8). Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2012, there are no unrecognized tax benefits.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012

Note 3: Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
State and municipal	$ -	$6,105,743	$ -	$6,105,743
Corporate debt	-	913,756	-	913,756
U.S government and agency	-	470,713	-	470,713
Other debt securities	25,740	-	-	25,740
Totals	$25,740	$7,490,212	$ -	$7,515,952

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012

Note 3: Fair Value Measurement (Continued)

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased:				
State and municipal	$ -	$ -	$ -	$ -
Corporate	-	133,635	-	133,635
Totals	$ -	$133,635	$ -	$133,635

To determine the fair value of the securities, market conditions are combined with descriptive information on all the individual securities, including interest rates, payment schedules, ratings, insurance status, call and put schedules and other relevant information. All of these become points in a "matrix" that influence the fair value of the securities.

Note 4: Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2012 are listed below:

Liability pursuant to secured demand note collateral agreement, 9% interest paid monthly through April 15, 2014 based on $200,000 balance. Interest expense was $18,000 for the year ended December 31, 2012.	$190,000
Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 8% interest paid monthly through April 15, 2014. Interest expense was $8,000 for the year ended December 31, 2012.	100,000
	$290,000

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012

Note 4: Liabilities Subordinated to Claims of General Creditors (Continued)

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings approximates the carrying value.

Note 5: Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are summarized as follows:

Furniture	$136,194
Office machinery and equipment	264,732
Leasehold improvements	11,953
	412,879
Less: Accumulated depreciation	(249,767)
	$163,112

Note 6: Receivables from and Payables to Clearing Organization

The receivables from the clearing organization are commissions receivable. The payables to clearing organizations are loans collateralized by marketable securities at rates related to the Federal Funds rate.

Note 7: Commitments

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring at various dates through May, 2020. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

Years Ending December 31,	
2013	$ 321,478
2014	321,478
2015	321,478
2016	361,805
2017	365,781
Thereafter	2,377,573
Total future minimum lease payments	$4,069,593

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012

Note 7: Commitments (Continued)

Rent expense under all operating leases was approximately $285,986 for the year ended December 31, 2012.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2012, and were subsequently settled had no material effect on the financial statements as of that date.

Note 8: Income Taxes

The provision for income taxes for the year ended December 31, 2012 of $4,461 has been provided in the financial statements for state corporate income tax obligations based upon the Company's current tax filing status as an S corporation. The Company elected S corporation status effective January 1, 2003. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations. The Company is no longer subject to examination by taxing authorities for years prior to 2009.

Note 9: Financial Instruments

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The fair value of the Company's long-term notes payable and subordinated borrowings approximates the fair value based on the current rates available to the Company for debt with substantially the same characteristics and maturities.

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2012, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2012.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012

Note 9: Financial Instruments (Continued)

Financial Instruments with Off-Balance Sheet Risk

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

	December 31, 2012	
	Owned	Sold Not Yet Purchased
State and municipal obligations	$6,105,743	$ -
Corporate bonds, debentures, and notes	913,756	133,635
Obligations of U.S. government	470,713	-
Other securities	25,740	-
	$7,515,952	$133,635

When-Issued Securities

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

Principal Transactions

The Company's principal transaction revenues by reporting categories, including derivatives, at December 31, 2012 are the following:

Agency Trading Gains	$2,084,972
Municipal Trading Gains	1,625,476
Corporate Trading Gains	590,307
Government Trading Gains	188,541
	$4,489,296

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012

Note 9: Financial Instruments (Continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 10: Employee Benefit Plan

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest up to 100% of their compensation, subject to IRS annual limitations, in the employee's choice of mutual funds. The Company matches 100% of the first 3% of employee's contributed compensation and 50% of the next 2% of employee's contributed compensation. During the year ended December 31, 2012, the Company contributed approximately $200,000 to the plan.

Note 11: Related Party Transactions

As of December 31, 2012, the Company has a liability pursuant to a secured demand note collateral agreement with an individual related to the majority shareholder in the amount of $100,000 (see Note 4). Interest expense in the amount of $8,000 was incurred and paid during 2012.

Note 12: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $1,718,479, which is $1,468,479 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2012 was .91 to 1.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2012

Note 13: Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiary:

	RSC Financial Products, LLC
Total assets	$ 41,708
Stockholders' equity	$ 8,002

The $8,002 of stockholders' equity of the broker-dealer subsidiary is included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC rule 15c3-1.

14: Litigation

During 2012, a customer filed a claim against the Company. The Company believes it has meritorious defenses against the claim, and in the opinion of Company's management, the ultimate disposition of this matter will not have a material adverse effect on the consolidated financial position of the Company.

Note 15: Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

Note 16: Subsequent Events

Subsequent events have been evaluated through February 28, 2012, which is the date the financial statements were available to be issued.

On 01/01/2013, R. Seelaus & Co Inc. acquired 100% ownership of Granite Springs Asset Management LLC, an independent Investment Adviser. The results of operations of Granite Springs Asset Management LLC will be included with the financial statements of R. Seelaus & Co Inc beginning January 1, 2013. Assuming the acquisition had occurred on 01/01/2012, it would have had an immaterial effect on the company's net revenue and net income for 2012.

* * * * *

SCHEDULE I

R. SEELAUS & CO., INC. & SUBSIDIARY
COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

Net Capital:	
Total consolidated stockholders' equity	$2,373,175
Add: Subordinated borrowings allowable in computation of net capital	290,000
Total capital and allowable subordinated borrowings	2,663,175
Deductions/charges:	
Nonallowable assets	419,156
Net capital before haircuts on security positions (tentative net capital)	2,244,019
Haircuts on securities	525,540
Net Capital	$1,718,479
Aggregate Indebtedness:	
Accrued expenses and other liabilities	$1,565,566
Payable to brokers and dealers	-
Total aggregate indebtedness	$1,565,566
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness of $1,565,566)	$ 104,371
Minimum dollar net capital requirement	$ 250,000
Net capital required	$ 250,000
Excess net capital at 1,500%	$1,468,479
Excess net capital at 1,000%	$1,418,479
Ratio of aggregate indebtedness to net capital	0.91 to 1

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2012, as amended, filed on February 28, 2013.

SCHEDULE II

R. SEELAUS & CO., INC. & SUBSIDIARY
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

SCHEDULE III

R. SEELAUS & CO., INC. & SUBSIDIARY
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351

www.CTRLLP.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
R. Seelaus & Co., Inc. and Subsidiary
Summit, NJ 07901

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by R. Seelaus & Co., Inc. and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating R. Seelaus & Co., Inc. and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). R. Seelaus & Co., Inc.'s and Subsidiary's management is responsible for R. Seelaus & Co., Inc. and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crane, Tonelli, Rosenberg & Co., LLP
February 28, 2013

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351

www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
R. Seelaus & Co., Inc. & Subsidiary

In planning and performing our audit of the consolidated financial statements and supplemental schedules of R. Seelaus & Co., Inc. & Subsidiary (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crane, Tonelli, Rosenberg & Co., LLP
Summit, NJ
February 28, 2013

LUBINER & SCHMIDT, L.L.C.

ATTORNEYS AND COUNSELORS AT LAW
123 North Union Avenue
Cranford, NJ 07016

Alan Lubiner*¥
David W. Schmidt*

Phone: (908) 709 – 0500
Fax: (908) 709 – 9447

Kenneth O. O'Connor*¥
Dennis Ortiguera+
Archie R. Capinguian*
Of Counsel

John E. Jenkins*
Don R. Boswell^
Harry Frisch+

* - Admitted NJ & NY
¥ - Admitted PA
+ - Admitted NY only
^ Admitted FL only

REPLY TO: CRANFORD
Email:JJenkins@LSLawyers.com

February 22, 2013

By Email and Regular Mail

Ms. Karolina Pajdak
Chief Financial Officer
R.Seelaus & Co Inc.
25 Deforest Ave Suite 304
Summit NJ 07901

Re: RSC Financial Products, LLC

Dear Ms Pajdak:

You have requested Lubiner & Schmidt's opinion concerning whether the net asset values of RSC Financial Products, LLC, (hereinafter "RSC Financial") may be caused by R. Seelaus & Co., Inc., or a trustee appointed pursuant to the Securities Investor Protection Act of 1970, or otherwise, to be distributed to R. Seelaus & Co., Inc., or such a trustee within 30 days, and the actions required to do so, in accordance with SEA Rule 15c3-1c (Appendix C).

We have reviewed the Balance Sheet, Profit and Loss Statement, Trial Balance for the year ended December 31, 2012. RSC Financial has also informed us that it is a wholly owned subsidiary of R. Seelaus & Co., Inc., that all of RSC Financial's assets are held in cash, and that no other party has any claim on those assets. Based on those facts and our review of those documents, it is the opinion of Lubiner & Schmidt, LLC, that R. Seelaus & Co., Inc., or a trustee appointed pursuant to the Securities Investor Protection Act of 1970, or otherwise, may cause the net assets of RSC Financial Products, LLC to be distributed to R. Seelaus & Co., Inc., or such a trustee within 30 days. As the assets are the sole property of RSC Financial Products, LLC, and as R. Seelaus & Co., Inc. is the sole party with an ownership interest in RSC Financial Products, LLC, the only additional steps required of a trustee or R. Seelaus & Co., Inc., to distribute those

assets to that entity would be to direct RSC Financial Products, LLC to withdraw the funds representing those assets, by check or other method of transfer of the funds, payable to the trustee or R. Seelaus & Co., Inc. Lubiner & Schmidt is aware of no obstacle to the distribution of the assets in the process described above.

Very truly yours,

John E. Jenkins